

November 18, 2011

Via E-mail
Mr. Thomas B. Cusick
Chief Financial Officer
Columbia Sportswear Company
14375 NW Science Park Drive
Portland, OR 97229

      Re: Columbia Sportswear Company
               Form 10-K for the Year Ended December 31, 2010
               Filed March 11, 2011
               File No. 000-23939

Dear Mr. Cusick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and results of Operations, page 27

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 30

1.   Please provide proposed disclosure, to be included in future filings, that addresses the factors that contributed to the significant changes in your licensing revenue line item for each year presented. In this regard, we note that your licensing income decreased 5% during 2010 but has consistently increased during each of the quarterly periods in 2011, with double digit increases in the second quarter of 2011.

Liquidity and Capital Resources, page 36

2.   We note your disclosure in Note 10 on page 58 that no deferred taxes have been provided on the undistributed earnings of non-U.S. subsidiaries as such earnings are considered to be permanently invested. Please provide draft disclosure, to be included in future filings, that discusses the amount of cash and short term investments held by foreign subsidiaries that would be impacted by a repatriation of undistributed earnings from foreign subsidiaries. Please further include a statement, if true, that the company does not intend to repatriate the funds and discuss how your policy is reasonably likely to have a material effect on your funding requirements for domestic operations. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Report of Independent Registered Public Accounting Firm, page 42

3.   We note the reports on this page and page 75 failed to include the electronic signatures required by 302(a) of Regulation S-T. Please confirm in your response that you have on file manually signed reports from your independent registered accounting firm for their audits of the financial statements and internal control over financial reporting as of December 31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Melissa N. Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining